SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2018

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
Annual consolidated financial statements	Consolidated financial statements as of December 31, 2017
Associate	Company over which YPF has significant influence as provided for in IAS 28
BO	Official Gazette of the Argentine Republic
BONAR	Argentine public bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CSJN	Argentine Supreme Court
Condensed interim consolidated financial statements	Condensed interim consolidated financial statements as of March 31, 2018
DOP	Deliver or pay
EBITDA	Earnings before Interest, Tax, Depreciation and Amortization
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
ENARSA	Energía Argentina S.A.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
INDEC	National Institute of Statistics and Census
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LPG	Liquefied Petroleum Gas
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Power
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Access point to the Transportation System
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.
YPF Brasil	Subsidiary YPF Brasil Comércio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint Venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market
WPI	Wholesale price index

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 42

Beginning on January 1, 2018

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 (UNAUDITED)
(Amounts expressed in millions of Pesos)

		June 30,	December 31,
	Notes	2018	2017
ASSETS
Noncurrent Assets
Intangible assets	8	15,231	9,976
Property, plant and equipment	9	531,888	354,443
Investments in associates and joint ventures	10	24,926	6,045
Assets held for disposal	4	—	8,823
Deferred income tax assets, net	16	1,685	588
Other receivables	12	1,920	1,335
Trade receivables	13	17,874	2,210

Total noncurrent assets		593,524	383,420

Current Assets
Inventories	11	40,903	27,149
Contract assets	20	296	142
Other receivables	12	21,473	12,684
Trade receivables	13	47,959	40,649
Investment in financial assets	7	11,346	12,936
Cash and cash equivalents	14	46,251	28,738

Total current assets		168,228	122,298

TOTAL ASSETS		761,752	505,718

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,408	10,402
Reserves, other comprehensive income and retained earnings		232,459	141,893

Shareholders’ equity attributable to shareholders of the parent company		242,867	152,295

Non-controlling interest		(328)	238

TOTAL SHAREHOLDERS’ EQUITY		242,539	152,533

LIABILITIES
Noncurrent Liabilities
Provisions	15	84,577	54,734
Liabilities associated with assets held for disposal	4	—	4,193
Deferred income tax liabilities, net	16	71,873	37,645
Contract liabilities	20	1,904	1,470
Taxes payable		2,259	220
Loans	17	220,584	151,727
Other liabilities	18	412	277
Accounts payable	19	174	185

Total noncurrent liabilities		381,783	250,451

Current Liabilities
Provisions	15	2,869	2,442
Income tax liability		93	191
Contract liabilities	20	1,977	1,460
Taxes payable		8,605	6,879
Salaries and social security		3,611	4,132
Loans	17	56,673	39,336
Other liabilities	18	699	2,383
Accounts payable	19	62,903	45,911

Total current liabilities		137,430	102,734

TOTAL LIABILITIES		519,213	353,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		761,752	505,718

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX-MONTH AND THREE-MONTH PERIOD ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the six-month period ended June 30,		For the three-month period ended June 30,
	Notes	2018	2017	2018	2017
Revenues	20	168,857	117,165	93,034	60,162
Costs	21	(145,404)	(95,473)	(81,966)	(49,675)

Gross profit		23,453	21,692	11,068	10,487

Selling expenses	22	(11,071)	(8,096)	(5,890)	(4,209)
Administrative expenses	22	(5,305)	(3,791)	(2,951)	(2,001)
Exploration expenses	22	(787)	(1,426)	(464)	(833)
Other net operating results	23	12,810	(402)	(17)	22

Operating profit		19,100	7,977	1,746	3,466

Income from equity interests in associates and joint ventures	10	(925)	114	(1,139)	92

Financial income	24	54,025	4,613	46,126	3,001
Financial loss	24	(33,249)	(11,568)	(24,326)	(2,720)
Other financial results	24	2,169	733	1,027	658

Net financial results	24	22,945	(6,222)	22,827	939

Net profit before income tax		41,120	1,869	23,434	4,497

Income tax	16	(33,626)	(1,405)	(21,926)	(4,225)

Net profit for the period		7,494	464	1,508	272

Net profit for the period attributable to:
- Shareholders of the parent company		8,060	237	1,993	212
- Non-controlling interest		(566)	227	(485)	60

Earnings per share attributable to shareholders of the parent company basic and diluted	27	20.55	0.60	5.08	0.54

Other comprehensive income
Translation differences from investments in subsidiaries, associates and joint ventures(1)		(9,535)	(263)	(9,137)	(422)
Translation differences from YPF (2)		90,767	6,213	78,432	10,015
Exchange differences reversed to profit for the period (3)		1,572	—	—	—

Total other comprehensive income for the period (4)		82,804	5,950	69,295	9,593

Total comprehensive income for the period		90,298	6,414	70,803	9,865

(1)	Will be reversed to net profit at the moment of the sale of the investment or full or partial reimbursement of the capital.
(2)	Will not be reversed to net profit.
(3)	Corresponds to reversal to net profit for the period, for the partial disposal of the investment in YPF EE. See Note 4.
(4)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the six-month period ended June 30, 2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans(4)	—	—	—	—	126	—	—	—	126
Repurchase of treasury shares	(3)	(4)	3	4	—	(120)	—	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	(7)	9	(2)	—	—
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,921	6,081	12	20	155	(202)	(219)	640	10,408

	For the six-month period ended June 30, 2018
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	—	127,446		12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—	—		(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	—	127,446		12,042	151,997	238	152,235

Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	126	—	126
Repurchase of treasury shares	—	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—		—	—	—	—
As decided by the Shareholders’ Meeting on April 27, 2018(2)	—	1,200	11,020	120	—	—		(12,340)	—	—	—
Other comprehensive income	—	—	—	—	—	82,804		—	82,804	—	82,804
Net profit	—	—	—	—	—	—		8,060	8,060	(566)	7,494

Balance at the end of the period	2,007	1,200	11,020	220	—	210,250	(1)	7,762	242,867	(328)	242,539

(1)

Includes 223,158 corresponding to the effect of the translation of the financial statements of YPF and (12,908) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	See Note 26.
(3)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(4)	See Note 32.
(5)	Corresponds to the change in the accounting policy described in Note 2.b.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 AND 2017 (UNAUDITED) (Cont.)
(Amounts expressed in millions of Pesos)

	For the six-month period ended June 30, 2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(4)	—	—	—	—	70	—	—	—	70
Repurchase of treasury shares	(3)	(4)	3	4	—	(100)	—	—	(100)
Settlement of share-based benefit plans (3)	—	—	—	—	(3)	2	—	—	(1)
As decided by the Shareholders’ Meeting on April 28, 2017(2)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 8, 2017(2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,920	6,081	13	20	128	(250)	(180)	640	10,372

	For the six-month period ended June 30, 2017
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529		(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	70	—	70
Repurchase of treasury shares	—	—	—	—	—	—		—	(100)	—	(100)
Settlement of share-based benefit plans(3)	—	—	—	—	—	—		—	(1)	—	(1)
As decided by the Shareholders’ Meeting on April 28, 2017(2)	—	711	(24,904)	(390)	(3,648)	—		28,231	—	—	—
As decided by the Board of Directors on June 8, 2017(2)	—	(716)	—	—	—	—		—	(716)	—	(716)
Other comprehensive income	—	—	—	—	—	5,950		—	5,950	—	5,950
Net profit	—	—	—	—	—	—		237	237	227	464

Balance at the end of the period	2,007	—	—	100	—	111,479	(1)	237	124,195	133	124,328

(1)

Includes 115,547 corresponding to the effect of the translation of the financial statements of YPF and (4,068) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	See Note 25 to the annual consolidated financial statements.
(3)	Net of employees’ income tax withholding related to the share-based benefit plans.
(4)	See Note 32.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the six-month period ended June 30,
	2018	2017
Operating activities
Net profit	7,494	464
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	925	(114)
Depreciation of property, plant and equipment	41,403	23,736
Amortization of intangible assets	561	383
Retirement of property, plant and equipment and intangible assets and consumption of materials	3,014	2,184
Charge on income tax	33,626	1,405
Net increase in provisions	3,562	2,181
Exchange differences, interest and other (1)	(22,258)	5,345
Share-based benefit plan	126	70
Result of companies’ revaluation	(11,980)	—
Changes in assets and liabilities:
Trade receivables	(11,907)	1,125
Other receivables	(3,346)	2,897
Inventories	972	(1,199)
Accounts payable	6,870	(1,705)
Taxes payables	2,941	1,444
Salaries and social security	(586)	(413)
Other liabilities	(1,473)	(932)
Decrease in provisions included in liabilities due to payment/use	(1,002)	(666)
Contract assets	(154)	(98)
Contract liabilities	951	1,694
Dividends received	126	311
Income tax payments	(829)	(479)

Net cash flows of operating activities	49,036	37,633

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(33,899)	(27,678)
Contributions and acquisitions of interests in associates and joint ventures	(284)	(337)
Proceeds from sales of financial assets	5,405	—
Interests received from financial assets	293	511

Net cash flows of investing activities	(28,485)	(27,504)

Financing activities:(2)
Payments of loans	(14,528)	(15,080)
Payments of interest	(10,363)	(8,577)
Proceeds from loans	16,147	16,060
Repurchase of treasury shares	(120)	(100)

Net cash flows of financing activities	(8,864)	(7,697)

Translation differences of cash and cash equivalents	5,826	266

Net increase in cash and cash equivalents	17,513	2.698

Cash and cash equivalents at the beginning of the fiscal year	28,738	10,757
Cash and cash equivalents at the end of period	46,251	13,455

Net increase in cash and cash equivalents	17,513	2,698

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the six-month period ended June 30,
	2018	2017
Acquisition of property, plant and equipment and concession extension easements not paid	6,950	4,309
Dividends payable	—	716
Dividends receivable	306	17
Capital contributions in joint ventures	—	19

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following chart shows the organizational structure, including the main companies of the Group, as of June 30, 2018:

(1)	Held directly and indirectly.
(2)	See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of June 30, 2018, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds equity interests in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF and its subsidiaries for the six-month period ended June 30, 2018, are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2017 prepared in accordance with IFRS.

Furthermore, some additional information required by the LGS and/or regulations of the CNV was included. This information is contained in the Notes to these condensed interim consolidated financial statements only to comply with regulatory requirements.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on August 7, 2018.

These condensed interim consolidated financial statements corresponding to the six-month period ended on June 30, 2018 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Profit for the six-month period ended on June 30, 2018 does not necessarily reflect the proportion of the Group’s full-year profit.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

The financial statements of subsidiaries, associates and joint ventures have been prepared based on the historical cost model, except for certain assets that were measured at fair value through profit or loss.

The IAS 29 “Financial information in hyperinflationary economies” requires the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless whether they are based on the historical cost method or the fair value method, be stated in terms of the measuring unit current at the end of the applicable reporting period, computing therefor the inflation experienced as from the acquisition date, in the case of non-monetary items measured at cost or at cost minus accrued depreciation; or as from the revaluation date, in the case of non-monetary items measured at current values on dates prior to the closing date for the period being reported. As a consequence, if, during an inflationary period, monetary assets exceed monetary liabilities, the entity will lose purchasing power, and if monetary liabilities exceed monetary assets, the entity will earn purchasing power, provided such items are not subject to an adjustment mechanism.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

To these effects, while the standard does not set a single inflation rate which, when exceeded, would determine the existence of a hyperinflationary economy, for this purpose, it is a generalized practice to consider a variation that approaches or exceeds the 100% accrued in the last three years, together with a series of qualitative factors related to the macroeconomic environment. To determine the inflation rate, the IAS 29 requires using a general price index reflecting the changes in the currency general purchasing power. In Argentina, accounting professionals agree that the wholesale price index (WPI) estimated by the INDEC is the most adequate to determine such rate.

The inflation accrued in the last three years as of June 30, 2018 is above the 100% previously mentioned, and both the available estimates and other qualitative and quantitative factors indicate this trend will not revert in the short term.

Therefore, the Argentine economy must be considered hyperinflationary in accordance with the IAS 29; and the entities subject to the CNV tender offer regime, whose functional currency is the Peso, should restate their financial statements as from the interim period initiated on July 1, 2018, with retroactive application as if the said economy had always been hyperinflationary. However, for the CNV to accept the restated financial statement in accordance to the IAS 29 requirements, certain changes in the CNV rules related to the impossibility to accept financial statements restated due to inflation as per the provisions of Decree No. 664/2003 of the PEN are necessary.

As of the issuance of these condensed interim consolidated financial statements, the Company’s Management is evaluating the requirements set forth in the IAS 29 regarding those subsidiaries, associates and joint ventures whose functional currency is the Peso.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 16.

Also, in compliance with the entry into force of IFRS 15 and the changes in IFRS 9 (as revised in 2014), effective as of January 1, 2018, the Group modified the accounting policy for the disclosure of revenue from ordinary activities arising from contracts with customers as well as the accounting policy applied to the impairment and provision for doubtful trade receivables and other doubtful receivables and contract assets, both described in this Note.

Functional and reporting currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

Adoption of new standards and interpretations effective as of January 1, 2018

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of June 30, 2018, as specified in Note 2.b.25 to the annual

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

consolidated financial statements. The aforementioned new and revised standards and interpretations that affected these condensed interim consolidated financial statements are described below:

•	IFRS 15 – Revenue from ordinary activities arising from contracts entered into with customers

This standard presents a detailed five-step model to explain the revenues from contracts with customers. It is mainly based on the principle that the entity has to recognize the revenues to represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to receive in exchange for the goods or services at the time a performance obligation is satisfied. An asset is transferred when (or as) the customer obtains control over that asset, with control defined as the ability to direct the use of and obtain substantially all of the remaining benefits from the asset.

It has also introduced more prescriptive indications:

•	If the contract (or a combination of contracts) contains more than one promised good or service, when and how the goods and services should be delivered.

•

If the transaction price distributed to each performance obligation should be recognized as income over the course of a period of time or at a certain point in time. Under IFRS 15, an entity recognizes revenue when an obligation is performed, namely, when the control of the goods and services which has a particular obligation is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “provision of services”. Instead, it requires that entities evaluate whether the revenue should be recognized over a period of time or at a given point in time, regardless of whether the said revenue includes “the sale of goods” or “the provision of services”.

•

Where the transaction price contains an estimation of variable payments, how the amount and the time will affect the recognition of revenue. The concept of estimation of variable consideration is broad. A transaction price is considered variable on account of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency agreements. The new model introduces a major condition for a variable consideration to be recognized as revenue: only until it is highly improbable that a significant change in the accumulated revenue amount will occur, once the uncertainty associated with the variable consideration has been resolved.

•	When the incurred costs to execute a contract and the costs to perform it may be recognized as an asset.

Within this regulatory framework, contracts with customers were analyzed, the main ones being:

•	Contracts for the sale of fuel in consignment;

•	Contracts for the direct sale of fuel;

•	Contracts for the sale of natural gas;

•	Contracts and agreements for the sale of other refined products;

•	Construction contracts.

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, income is not recognized until the good is sold to the intermediary’s customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

In the case of the construction contracts, income is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contract, performance obligations are satisfied over time.

The Group has adopted the full retrospective method for the implementation of this standard, which has not affected the accounting policies related to the recognition of revenues from contracts with customers, as explained in Note 2.b.11 to the annual consolidated financial statements, and therefore the initial retained earnings have not been affected either.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Group has adopted the standard’s terminology, identifying “Contract Assets” and “Contract Liabilities”. Thus, certain reclassifications have been made in the statements of financial position in the comparative amounts for the fiscal year ended December 31, 2017, as shown below:

	Amounts as of December 31, 2017		Reclassifications IFRS 15		Amounts restated as of December 31, 2017
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Assets
Inventories	—	27,291	—	(142)	—	27,149
Contract Assets	—	—	—	142	—	142

Liabilities
Accounts Payable	1,655	47,371	(1,470)	(1,460)	185	45,911
Contract Liabilities	—	—	1,470	1,460	1,470	1,460

Additionally, IFRS 15 introduces requirements aimed at providing new disaggregation of information to be disclosed. Based on the revenue analysis carried out by the Company’s Management, Note 20 has been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

•	IFRS 9 – Financial Instruments

The criteria and requirements defined by the standard may be divided into three groups:

Classification and measurement of financial assets and liabilities

The Group adopted IFRS 9 as of the transition date in accordance with the regulations in force in 2013, which dealt with everything related to the classification and measurement of financial assets and liabilities. With respect to the application of IFRS 9 (as revised in 2014), based on the Company’s analysis of the Group’s financial assets and liabilities as of June 30, 2018 and December 31, 2017, and on the prevailing facts and circumstances on the respective dates, its application did not have any impact on the accounting treatments described in the Notes 2.b.2 and 2.b.14 to the annual consolidated financial statements regarding the issues mentioned in this paragraph.

Hedge Accounting:

The general hedge accounting requirements of IFRS 9 maintain the three types of hedge accounting mechanisms included in IAS 39. However, the eligible types of hedge accounting transactions are now much more flexible, especially by expanding the types of instruments that are classified as hedging instruments and the types of risk components of non-financial elements ideal for hedge accounting.

Additionally, the effectiveness test has been reviewed and replaced by the principle of “economic relationship”. A retrospective evaluation is no longer required to measure the effectiveness of coverage. Many more disclosure requirements have been added regarding the entity’s risk management activities.

The entry into force of this standard related to hedge accounting has not had any impact because the Group has not carried out these types of transactions as of the end of this period or in the fiscal year ended December 31, 2017.

Impairment methodology

The impairment model provided under IFRS 9 reflects expected credit losses, as opposed to credit losses incurred under IAS 39. Within the scope of impairment under IFRS 9, it is no longer necessary for a credit event to occur before credit losses are recognized. In contrast, an entity always records both the expected credit losses and their changes. The amount of expected credit losses must be updated on the issuance date of each financial statement in order to reflect any changes in credit risk since initial recognition.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Group estimated the impairment of its financial assets and contract assets based on the simplified model, by preparing a matrix per category and dividing the assets into groups based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups were subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees, iii) existence of a judicial proceeding already initiated or in process of initiation for collection purposes, among others. Once each Group was defined, an expected bad-debt rate was assigned based on historical default rates adjusted to future economic conditions.

Thus, the accounting policy related to the impairment of financial assets described in Note 2.b.2 to the annual consolidated financial statements was replaced. Under that policy the impairment of a financial asset was recorded only when there was an objective evidence of the impairment of the asset, based on the difference between the book value of the asset and the current value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

In compliance with the exception provided under IFRS 9, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of January 1, 2018. The information disclosed for 2017 reflects the requirements set forth in IAS 39, and not those of IFRS 9 in relation to impairment of financial assets. The implementation of the impairment method introduced by the standard generated a loss of 425 with the consequent effect on the deferred tax of 127. The net effect shown in the statement of changes in shareholders’ equity was of 298, which was not significant for the financial position and/or performance of the Group.

•	IFRS 16 – Leases

On January 1, 2019 the Group will adopt IFRS 16. The Group has started a project for its implementation with the purpose of covering the assessment process, the development of accounting policies and the impacts on the key performance indicators and key financial metrics, among others.

In the transition process, the Group intends to use the modified retrospective approach allowed by IFRS 16 as of January 1, 2019 without restating the comparative figures.

IFRS 16 introduces a revised definition of a lease. As the Group does not intend to use the practical exemption introduced by the standard, it will assess all existing contracts under the new definition.

Even though the impacts assessment of IFRS 16 are still ongoing, the adoption of the standard will increase the recognized assets and liabilities, and, also, will impose additional disclosure requirements. Moreover, the Group expects changes both in the presentation and the time of recognition of the charges in the statements of comprehensive income, since the operating lease expense currently reported under IAS 17 will be substituted by the depreciation of the right-of-use asset and the interest on the lease liability.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

Provisions for impairment of property, plant and equipment and intangible assets

As explained in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements, as a general criterion, the method employed to estimate the recoverable value of property, plant and equipment and intangible assets mainly consists of calculating the value in use, based on the expected future cash flows derived from the use of those assets, discounted at a rate that reflects the weighted average cost of the capital used.

Regarding interim periods, IAS 34 provides that an entity is bound to review the impairment test. Where an entity has previously recognized impairment losses, a review of the detailed estimates as of the period end is required if the indicators giving rise to such losses persist. In this respect, the entity is required to check if significant indicators of impairment or reversal exists since the last fiscal year end and to establish the need to carry out or not such detailed test.

The Company has assessed changes in relevant factors with mixed effects, mainly arising from changes in foreign and domestic factors affecting the country (the rise in brent crude oil price, the potential reductions in costs in U.S. dollars due to the devaluation that took place in the second quarter and their impact on operating costs and investments, the situation regarding the process of implementation of the market conditions related to import parity due to the aforementioned events both for fuel and crude oil prices, the increase in country risk and its effect on the country’s borrowing cost, among others) and it has concluded that given the volatility of the variables involved and the present uncertainty, it may not be asserted with reasonable assurance that those potential changes are indicators that will affect the long-term cash flows projections on which the fair value of the CGU Oil is based as of the closing of this period.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2017 and to the six-month period ended on June 30, 2017 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

Additionally, certain amounts in the statement of financial position have been reclassified due to the accounting policy changes mentioned in paragraph b) of this Note.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, the recent adjustment in gas prices, which also affects the residential market where the demand has shown certain susceptibility to the price of gas, may lead the Group to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sale of natural gas.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSITIONS

•	Agreement for YPF EE’s capitalization

On March 20, 2018 GE EFS Power Investments B.V., a subsidiary of EFS Global Energy B.V (both companies indirectly controlled by GE Energy Financial Services, Inc.;jointly “GE”), subscribed YPF EE shares representing 24.99% of its capital stock. Since then, GE EFS Power Investments and YPF jointly control YPF EE, undertaking to contribute as follows:

•	Subscription price of US$ 275 million:

•	US$ 135 million on the closing date of the transaction; and

•	US$ 140 million 12 months after the closing date of the transaction.

•

Contingent price of up to the maximum sum of US$ 35 million subject to the evolution of the electric market prices (33.33% as of 24 months from the closing date of the transaction and 16.67% each subsequent year).

In this way, the capital structure of YPF EE after the issuance of shares is as follows:

Shareholder	Number of Shares	Participation in the capital stock	Class of Shares
YPF	2,723,826,879	72.69218%	A
OPESSA	86,476,112	2.30783%	A

Group	2,810,302,991	75.00001%	A
GE	936,767,364	24.99999%	B

Total	3,747,070,355	100.00000%

As a result of this process, the Group reflected the investment in YPF EE in its annual consolidated financial statements as assets and liabilities held for disposal in separate lines from the rest of the assets and liabilities, given that as of that date they had met all the requirements for this classification. (See Note 2.b.24 and Note 3 to the annual consolidated financial statements).

The following table shows the main assets and liabilities held for disposal as of December 31, 2017:

•	Group of assets held for disposal:

December 31, 2017
Property, plant and equipment	4,982
Investments in associates and joint ventures	2,117
Inventories	1
Other receivables	914
Trade receivables	713
Investments in financial assets	78
Cash and cash equivalents	61

Subtotal	8,866

Eliminations	(43)

Total	8,823

•	Liabilities associated to the group of assets held for disposal:

December 31, 2017
Provisions	96
Deferred tax liabilities	282
Remuneration and social security charges	47
Other liabilities	1
Loans	4,072
Accounts payable	938

Subtotal	5,436

Eliminations	(1,243)

Total	4,193

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSITIONS (Cont.)

As a result of the implementation of IFRS 10 and the aforementioned capitalization process of YPF EE, the Group recorded a gain of 11,980 (11,879 through YPF and 101 through OPESSA) included in the item “Other net operating results”, which includes a gain of 13,552 (13,451 through YPF and 101 through OPESSA) due to the dilution of its interest in YPF EE with the consequent loss of control over it and the subsequent revaluation of its residual interest (3,438 y 10,114, respectively) and a loss of 1,572 (fully corresponding to YPF) for the reversal to net profit for the period of the balance accrued from the investment translation in this Company.

In order to determine the fair value of the investment in YPF EE, the Group has considered all the elements available as of the date of these financial statements, including the best estimation of the occurrence of the contingent payments provided in the operation. However, for the measurement of this fair value the Group has a term of one year to evaluate all the facts and circumstances existing as of the transaction date that might modify such measurement.

Regarding the participation held after the aforementioned transaction, the Group has followed the guidelines of IFRS 10 “Consolidated financial statements” and has concluded that from the entry of GE in YPF EE, GE and YPF jointly control YPF EE. Consequently, the Group applied IFRS 11 “Joint Arrangements” defining such company as a joint venture, and measured it according to the equity method under the IAS 28 “Investments in associates and joint ventures”.

Some of the main evaluated assumptions are described below:

(i)

Any decisions about the relevant activities of YPF EE thereof are to be taken jointly, there being no power of one shareholder over the other in relation to such activities, regardless of the different percentages of equity interests held in YPF EE by each of them. Although the Group owns a 75.00001% stake in YPF EE, according to the shareholders’ agreement, the following is required for decision-making purposes regarding the relevant activities: the approval of at least one Director appointed by each class of shares at the meeting of the Board of Directors and the approval of each class of shares for the adoption of such decisions at the Shareholders’ meeting;

(ii)

No shareholder has any power, as defined in IFRS 10, to the detriment of any other, independently of the number of Directors or personnel (key or not) appointed by each class of shares, in the management of the Company for its own benefit or to unilaterally modify the variable investment returns or ultimately, to unilaterally direct any of the decisions associated with the relevant activities.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow for the identification, measurement and adoption of the necessary actions in order to minimize the risks to which it is exposed.

The condensed interim consolidated financial statements do not include all the information and disclosures on financial risk management. Therefore, they should be read in conjunction with the Group’s annual consolidated financial statements.

There have been no significant changes in the risk management or risk management policies applied by the Group since the last fiscal year end. See Note 4 to the annual consolidated financial statements. Likewise, see Note 17 and Note 30 to these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; and (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution. Additionally, for the six-month period ended June 30, 2017, it included the generation of conventional and renewable electricity.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plans for Natural Gas production in force (see Note 30 to the annual consolidated financial statements), Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, and (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs all expenses related to the aforementioned activities, including the purchase of oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the six-month period ended June 30, 2018
Revenues from sales	716		37,727		129,954	2,361	(1,901)	168,857
Revenues from intersegment	84,296		3,203		656	4,471	(92,626)	—

Revenues	85,012		40,930		130,610	6,832	(94,527)	168,857

Operating profit / (loss)	5,016		13,100	(3)	4,370	(2,521)	(865)	19,100
Income from equity interests in associates and joint ventures	—		(964)		39	—	—	(925)
Depreciation of property, plant and equipment	35,989	(2)	121		4,672	621	—	41,403
Acquisition of property, plant and equipment	29,132		575		3,928	577	—	34,212
Assets	374,150		78,776		238,447	77,758	(7,379)	761,752

For the six-month period ended June 30, 2017
Revenues from sales	233		27,563		89,384	1,197	(1,212)	117,165
Revenues from intersegment	54,150		1,931		407	3,357	(59,845)	—

Revenues	54,383		29,494		89,791	4,554	(61,057)	117,165

Operating profit / (loss)	15		1,583		7,457	(1,541)	463	7,977
Income from equity interests in associates and joint ventures	—		109		5	—	—	114
Depreciation of property, plant and equipment	20,014	(2)	130		3,190	402	—	23,736
Acquisition of property, plant and equipment	19,353		1,935		3,214	477	—	24,979

As of December 31, 2017
Assets	251,525		45,395		158,800	53,934	(3,936)	505,718

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes the result for revaluation of the interest in YPF EE. See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements

The tables below show the Group’s financial assets measured at fair value as of June 30, 2018 and December 31, 2017, and their allocation to their fair value hierarchies:

	As of June 30, 2018
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	11,346	—	—	11,346

	11,346	—	—	11,346

Cash and cash equivalents:
- Mutual funds	13,375	—	—	13,375

	13,375	—	—	13,375

	24,721	—	—	24,721

	As of December 31, 2017
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	12,936	—	—	12,936

	12,936	—	—	12,936

Cash and cash equivalents:	19,051	—	—	19,051

- Mutual funds	19,051	—	—	19,051

	31,987	—	—	31,987

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

From December 31, 2017 until June 30, 2018, there have been no significant changes in the commercial or economic circumstances affecting the fair value of the Group’s assets and financial liabilities, whether measured at fair value or amortized cost, except as mentioned in Note 30.c.

Furthermore, during the six-month period ended June 30, 2018, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) in connection with the remaining financial loans amounted to 255,396 and 200,264 as of June 30, 2018 and December 31, 2017, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, accounts payable and other liabilities do not differ significantly from their book value.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

8.	INTANGIBLE ASSETS

Changes in the Group’s intangible assets for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	947	8	198	1,153
Translation effect	2,141	513	953	3,607
Decreases and reclassifications	(13)	(149)	185	23

Accumulated amortization
Increases	615	—	223	838
Translation effect	1,330	—	885	2,215
Decreases and reclassifications	—	(149)	17	(132)

Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balances as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	544	1	275	820
Translation effect	8,277	1,846	3,563	13,686
Decreases and reclassifications	(2)	(192)	(2)	(196)

Accumulated amortization
Increases	437	—	124	561
Translation effect	5,159	—	3,335	8,494
Decreases and reclassifications	—	—	—	—

Cost	23,643	5,120	10,666	39,429
Accumulated amortization	14,776	—	9,422	24,198

Balances as of June 30, 2018	8,867	5,120	1,244	15,231

9.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2018	December 31, 2017
Net book value of property, plant and equipment	569,783	382,630
Provision for obsolescence of materials and equipment	(2,553)	(1,652)
Provision for impairment of property, plant and equipment	(35,342)	(26,535)

	531,888	354,443

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities		Other property	Total
Cost	18,429	625,628	112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762		9,965	868,411
Accumulated depreciation	7,497	432,002	54,735	3,285	—	—	—	6,401	9,119	1,301	1,394		6,998	522,732

Balances as of December 31, 2016	10,932	193,626	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368		2,967	345,679

Cost
Increases	49	(4,370)	103	66	7,394	47,453	2,207	20	—	—	—		174	53,096
Translation effect	3,028	113,481	19,728	1,032	2,101	8,568	373	1,466	2,744	—	—		1,651	154,172
Decreases and reclassifications	(112)	40,614	2,284	965	(7,741)	(49,165)	(1,687)	879	1,698	215	(1,762	)(4)	188	(13,624)

Accumulated depreciation
Increases	437	54,980	5,395	602	—	—	—	717	854	80	87		315	63,467
Translation effect	1,303	81,108	9,983	609	—	—	—	1,196	1,684	—	—		1,151	97,034
Decreases and reclassifications	13	(1,756)	(953)	16	—	—	—	372	(1)	—	(1,481	)(4)	(18)	(3,808)

Cost	21,394	775,353	134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	—		11,978	1,062,055
Accumulated depreciation	9,250	566,334	69,160	4,512	—	—	—	8,686	11,656	1,381	—		8,446	679,425

Balances as of December 31, 2017	12,144	209,019 (1)	65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	—		3,532	382,630

Cost
Increases	16	329	—	7	6,290	25,235	2,228	34	—	—	—		73	34,212 (3)
Translation effect	11,154	432,009	74,260	3,960	8,080	32,235	1,877	5,679	10,609	—	—		6,167	586,030
Decreases and reclassifications	238	16,211	892	103	(5,787)	(16,791)	(456)	22	935	118	—		546	(3,969)

Accumulated depreciation
Increases	264	40,558	3,641	332	—	—	—	432	592	43	—		234	46,096 (3)
Translation effect	4,985	321,977	38,982	2,442	—	—	—	4,837	6,561	—	—		4,344	384,128
Decreases and reclassifications	—	(1,028)	(25)	(17)	—	—	—	3	(11)	(8)	—		(18)	(1,104)

Cost	32,802	1,223,902	209,827	11,684	24,576	100,208	6,520	16,189	30,332	3,524	—		18,764	1,678,328
Accumulated depreciation	14,499	927,841	111,758	7,269	—	—	—	13,958	18,798	1,416	—		13,006	1,108,545

Balances as of June 30, 2018	18,303	296,061 (1)	98,069	4,415	24,576	100,208	6,520 (2)	2,231	11,534	2,108	—		5,758	569,783

(1)	Includes 14,259 and 10,003 of mineral property as of June 30, 2018 and December 31, 2017, respectively.
(2)

As of June 30, 2018, there are 48 exploratory wells in progress. During the six-month period ended on such date, 18 wells were drilled, 3 wells were charged to exploratory expenses and 2 well was transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 333 and 278 of cost and accumulated amortization, respectively, corresponding to additions for the acquisition of a participation in the Ramos area.
(4)	Includes 6,772 and 1,790 of cost and accumulated amortization, respectively, corresponding to the reclassification of assets of YPF EE as held for disposal.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the six-month period ended June 30, 2018 and 2017, the rate of capitalization was 10.39% and 12.17%, respectively, and the amount capitalized was 309 and 384, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the six-month period ended June 30, 2018 and 2017:

	For the six-month period ended June 30,
	2018	2017
Balance at beginning of year	1,652	1,380
Increase charged to expenses	2	3
Amounts incurred due to utilization	(3)	(4)
Transfers and other movements	5	65
Translation differences	897	73

Balance at end of period	2,553	1,517

Set forth below is the evolution of the provision for impairment of property, plant and equipment for six-month period ended on June 30, 2018 and 2017:

	For the six-month period ended June 30,
	2018	2017
Balance at beginning of year	26,535	36,285
Depreciation(1)	(4,415)	(4,343)
Translation differences	13,222	1,472

Balance at end of period	35,342	33,414

(1)	Included in “Depreciation of property, plant and equipment” in Note 22.

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017
Amount of investments in associates	1,443	911
Amount of investments in joint ventures	23,495	5,146
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	24,926	6,045

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the six-month period ended June 30, 2018 and 2017, which affected the value of the aforementioned investments, correspond to:

	For the six-month period ended June 30,
	2018	2017
Balance at the beginning of year	6,045	5,488
Acquisitions and contributions	284	356
Income on investments in associates and joint ventures	(925)	114
Conversion differences	2,669	142
Distributed dividends	(432)	(328)
Interest maintained in YPF EE (1)	17,285	—

Balance at the end of period	24,926	5,772

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 4.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the six-month period ended June 30, 2018 and 2017. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the valuation equity method in the aforementioned dates:

	Associates		Joint ventures
	For the six-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Net profit / (loss)	247	96	(1,172)	18
Other comprehensive income	102	9	2,567	133

Comprehensive income for the period	349	105	1,395	151

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The assets and liabilities as of June 30, 2018 of YPF EE as well as the results of YPF EE from the date of loss of control by YPF are detailed below:

June 30, 2018
Noncurrent assets	20,431
Current assets	9,949

Total assets	30,380

Noncurrent liabilities	11,822
Current liabilities	7,390

Total liabilities	19,212

Total shareholders’ equity	11,168

Results as from loss of control date
Revenues	1,483
Costs	(395)

Gross profit	1,088

Operating profit	927
Income from equity interest in associates and joint ventures	92
Net financial results	(3,640)

Net profit / (loss) before income tax	(2,621)

Income tax	769

Net profit / (loss)	(1,852)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	06-30-18	15	1	31	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	06-30-18	23,343	(312)	(6,184)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	06-30-18	164	459	656	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-18	307	(439)	495	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	06-30-18	569	(2,200)	(6,785)	70.00%
YPF Chile S.A.(6)	Common	-	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	06-30-18	1,315	(23)	2,119	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-18	459	76	767	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	06-30-18	236	3	184	100.00%
Bajo del Toro II S.R.L.	Membership interests		$1	1,270,815,165	Exploration, discovery, exploitation, purchase, production, storage, transport, import, export and marketing of all types of liquid or gaseous hydrocarbons and carrying out all acts that are not prohibited by law, including, but not limited to the execution of money loans as lender and/or borrower	Macacha Güemes 515, Buenos Aires, Argentina	06-30-18	1,271	460	1,801	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	06-30-2018													12-31-2017
						Information of the issuer
	Description of the Securities							Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint ventures:
YPF Energía Eléctrica S.A. (5)	Common	$1	1,879,916,921	15,949	1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	03-31-18	3,747	2,263	11,484	75.00%		—	(8)
Compañía Mega S.A.(6) (5)	Common	$1	244,246,140	2,703	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03-31-18	643	408	4,825	38.00%		1,725
Profertil S.A.(6)	Common	$1	391,291,320	4,238	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	03-31-18	783	(148)	1,448	50.00%		2,862
Refinería del Norte S.A.	Common	$1	45,803,655	464	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03-31-18	92	91	1,173	50.00%		483

				23,354	1,085									5,070

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	322	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	06-30-18	110	276	871	37.00%		242
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	128	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	03-31-18	14	67	377	33.15%		103
Oiltanking Ebytem S.A.	Common	$10	351,167	298	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	06-30-18	12	100	844	30.00%		211
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	45	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-17	156	116	445	10.00%		44
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	352	280	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	06-30-18	1,231	985	3,383	10.25	%(4)	—	(8)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	46	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-17	34	15	125	36.00%		41
YPF Gas S.A.	Common	$1	59,821,434	217	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	03-31-18	176	11	829	33.99%		235
Other companies:
Other (3)	—	—	—	176	208	—	—	—	—	—	—	—		111

				1,584	488									987

				24,938	1,573									6,057

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to Holding in shareholders’ equity plus adjustments in order to conform to YPF accounting principles.
(3)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A. and Petrofaro S.A.
(4)	Additionally, the Group has a 29.99% indirect holding in the capital stock through Inversora Dock Sud S.A.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates Compañía Minera de Argentina S.A., YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and Bajo del Toro I S.R.L.

(8)	The investments that YPF holds in CDS, IDS, YGEN e YGEN II through its subsidiary YPF EE were reclassified to Assets held for disposal as of December 31, 2017.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

11.	INVENTORIES

	June 30, 2018		December 31, 2017
Refined products	24,936		16,260
Crude oil and natural gas	12,636		8,474
Products in process	849		640
Raw materials, packaging materials and others	2,482		1,775

	40,903	(1)	27,149	(1)

(1)	As of June 30, 2018 and December 31, 2017, the cost of inventories does not exceed their net realizable value.

12.	OTHER RECEIVABLES

	June 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Trade	115	2,654	74	2,892
Tax credit and export rebates	441	3,423	360	3,131
Loans to third parties and balances with related parties (1)	280	2,824	185	1,116
Collateral deposits	1	334	1	315
Prepaid expenses	224	1,999	180	934
Advances and loans to employees	1	535	17	412
Advances to suppliers and custom agents (2)	1	5,425	2	1,700
Receivables with partners in JO	1,221	2,917	743	1,165
Insurance receivables	—	140	—	206
Miscellaneous	33	1,267	31	870

	2,317	21,518	1,593	12,741
Provision for other doubtful receivables	(397)	(45)	(258)	(57)

	1,920	21,473	1,335	12,684

(1)	See Note 31 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13.	TRADE RECEIVABLES

	June 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	17,874	50,265	2,210	41,972
Provision for doubtful trade receivables	—	(2,306)	—	(1,323)

	17,874	47,959	2,210	40,649

(1)	See Note 31 for information about related parties.
(2)	See Note 20 for information about contract trade receivables.

Changes in the provision for doubtful trade receivables

	For the six-month period ended June 30,
	2018	2017
Balance at beginning of the fiscal year	1,323	1,084

Modification of balance at beginning of the fiscal year (1)	425	—

Balance at beginning of the fiscal year	1,748	1,084

Increases charged to expenses	192	53
Decreases charged to income	—	(22)
Amounts incurred due to utilization	—	(4)
Other movements	(3)	117
Translation differences	369	41

Balance at end of period	2,306	1,269

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.

14.	CASH AND CASH EQUIVALENTS

	June 30, 2018	December 31, 2017
Cash and banks	5,318	9,672
Short-term investments	27,558	15
Financial assets at fair value through profit or loss (1)	13,375	19,051

	46,251	28,738

(1)	See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

15.	PROVISIONS

Changes in the Group’s provisions for the six-month period ended June 30, 2018 and for the fiscal year ended December 31, 2017 are as follows:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2016	9,205	569	530	868	37,623		557	47,358	1,994

Increases charged to expenses	2,394	83	1,483	—	2,946		—	6,823	83
Decreases charged to income	(1,570)	(410)	(6)	—	8		2	(1,568)	(408)
Amounts incurred due to payments/utilization	(25)	(187)	—	(661)	—		(515)	(25)	(1,363)
Net exchange and translation differences	1,483	75	—	—	6,874		121	8,357	196
Reclassifications and other movements	180 (1)	558	(811)	811	(5,580	)(2)	571 (2)	(6,211)	1,940

Amount as of December 31, 2017	11,667	688	1,196	1,018	41,871		736	54,734	2,442

Increases charged to expenses	1,516	79	421	—	1,509		—	3,446	79
Decreases charged to income	(53)	(52)	—	—	(52)		—	(105)	(52)
Amounts incurred due to payments/utilization	(11)	(63)	—	(376)	—		(552)	(11)	(991)
Exchange and translation differences, net	3,581	301	300	—	23,320		402	27,201	703
Reclassifications and other movements	226	(226)	(361)	361	(553)		553	(688)	688

Amount as of June 30, 2018	16,926	727	1,556	1,003	66,095		1,139	84,577	2,869

(1)

Includes (2,098) corresponding to resolutions for contractual claims that were reclassified as Other liabilities (See Note 14.a.2 to the annual consolidated financial statements); and 2,932 of reclassifications of Other liabilities (see Note 27 to the annual consolidated financial statements)

(2)

Includes (4,913) corresponding to the annual recalculation of costs for abandonment of hydrocarbon wells for the years ended December 31, 2017 and (96) corresponding to liabilities reclassified as Liabilities associated to assets held for disposal as of December 31, 2017.

Provisions for lawsuits, claims and environmental liabilities are described in Note 14 to the annual consolidated financial statements. The news of the six-month period ended on June 30, 2018, which do not have a significant impact, are described below:

•	Claims under the scope of the CNDC

Regarding the claim of the Users and Consumers Association, the extraordinary appeal filed by the Company against the ruling of the Court has been sustained and the court file has been submitted to the CSJN.

•	Claims arising from restrictions in the natural gas market

On June 21, 2018, Transportadora de Gas del Norte S.A. (“TGN”) filed for a withdrawal to the waiver it obtained in respect of payment of Court fees and costs, based on the improvement in its financial situation during 2018, and paid the Court fees. The Court requested TGN to express the taxable basis on which payment of the Court fees was assessed and ordered to notify YPF of this waiver. As of the date of issuance of these condensed interim consolidated financial statements, the Court has not yet ruled on withdrawal of the waiver of its benefit to proceed without Court fees and costs.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

16.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of year-end. Amounts calculated for income tax expense for the six-month period ended June 30, 2018 may need to be adjusted in the subsequent period if, based on new factors of judgment, the estimate of the effective expected income tax rate changes.

The calculation of the income tax expense accrued for the six-month period ended June 30, 2018 and 2017 is as follows:

	For the six-month period ended June 30,
	2018	2017
Current income tax	(307)	(287)
Deferred income tax	(33,319)	(1,118)

	(33,626)	(1,405)

The reconciliation between the charge to income for income tax for the six-month period ended June 30, 2018 and 2017 and the one that would result from applying the prevailing tax rate on net profit before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	For the six-month period ended June 30,
	2018	2017
Net profit before income tax	41,120	1,869
Statutory tax rate	30%	35%

Statutory tax rate applied to net profit before income tax	(12,336)	(654)
Effect of the measurement of property, plant and equipment and intangible assets in their functional currency	(63,517)	(3,720)
Exchange differences	38,370	3,230
Effect of the measurement of inventories in their functional currency	(4,996)	(315)
Income from equity interest in associates and joint ventures	(278)	40
Effect of tax rate change	5,514	—
Result of companies’ revaluation	3,594	—
Miscellaneous	23	14

Income tax	(33,626)	(1,405)

Breakdown of deferred tax as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018		December 31, 2017
Deferred tax assets
Provisions and other non-deductible liabilities	2,430		1,861
Tax losses carryforward and other tax credits	21,128		6,484
Miscellaneous	176		99

Total deferred tax assets	23,734		8,444

Deferred tax liabilities
Property, plant and equipment	(90,014)		(43,931)
Miscellaneous	(3,908)		(1,570)

Total deferred tax liabilities	(93,922)		(45,501)

Total deferred tax, net	(70,188	)(1)	(37,057)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.

As of June 30, 2018 and December 31, 2017 there are no significant deferred tax assets which are not recognized.

As of June 30, 2018 and December 31, 2017, the Group has classified as deferred tax assets for 1,685 and 588, respectively, and as deferred tax liability 71,873 and 37,645, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of June 30, 2018 and December 31, 2017, the transactions that generate entries to “Other comprehensive income”, did not create temporary differences for income tax.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17.	LOANS

			June 30, 2018				December 31, 2017
	Interest rate (1)	Maturity	Noncurrent		Current		Noncurrent		Current
Pesos:
Negotiable obligations	16.50% - 36.93%	2018-2024	27,168	(6)	8,056	(6)	29,640	(6)	5,753	(6)
Financial loans(3)	25.12% - 32.45%	2018-2020	120		1,596		728		2,794
Account overdraft	40.00%	2018	—		6		—		10

			27,288		9,658		30,368		8,557

Currencies other than the Peso:
Negotiable obligations(2)(4)(5)	3.50% - 10.00%	2018-2047	177,217		18,037		114,686		15,075
Export pre-financing	1.50% - 4.80%	2018-2019	313		13,077		383		6,521
Imports financing	3.07% - 4.57%	2018-2020	741		9,152		—		4,595
Loans(5)	1.80% - 6.86%	2018-2021	15,025		6,749		6,290		4,588

			193,296		47,015		121,359		30,779

			220,584		56,673		151,727		39,336

(1)	Annual interest rate in force as of June 30, 2018.
(2)	Disclosed net of 363 and 309 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of June 30, 2018 and December 31, 2017, respectively.
(3)

Includes loans granted by Banco Nación Argentina. As of June 30, 2018, it includes 1,000, which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. As of December 31, 2017, it includes 2,500, 1,500 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points and 1,000 of which accrues interest at a fixed rate of 20 percentage points. See Note 31.

(4)

Includes 2,367 and 1,528 as of June 30, 2018 and December 31, 2017, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)	Includes 254 and 492 corresponding to financial loans and negotiable obligations secured by cash flows as of June 30, 2018 and December 31, 2017, respectively.
(6)	Includes 15,850 as of June 30, 2018 and December 31, 2017, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

The breakdown of the Group’s loans as of the six-month period ended on June 30, 2018 and 2017 is as follows:

	For the six-month period ended June 30,
	2018	2017
Amount at beginning of the fiscal year	191,063	154,345
Proceeds from loans	16,147	16,060
Payments of loans	(14,528)	(15,080)
Payments of interest	(10,363)	(8,577)
Accrued interest(1)	11,003	8,394
Net exchange differences and translation	83,935	5,489
Reclassifications and other movements	—	(73)

Amount at the end of the period	277,257	160,558

(1)	Includes capitalized financial costs. See Note 9.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17.	LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									June 30, 2018		December 31, 2017
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	427	7	276	5
December and March	2012/3		$2,828	(2) (4) (6) (7)	Class XIII	BADLAR plus 4.75%	36.93%	2018	—	1,430	—	1,427
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	31.70%	2020	1,125	1,242	2,250	96
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	34.32%	2020	633	648	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	698	355	451	230
October	2013	US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	9.85%	2018	—	257	—	498
December, April, February and December	2013/4/5	US$	862	(2) (6)	Class XXVI	Fixed	8.88%	2018	—	13,043	—	8,422
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	43,838	927	28,311	599
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	31.68%	2020	200	157	350	158
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	29.29%	2024	1,000	79	1,000	54
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	32.65%	2019	250	566	500	298
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	32.23%	2020	950	118	950	92
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	34.50%	2020	312	361	626	362
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	42,941	1,551	27,731	1,002
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	29.18%	2020	1,267	784	1,267	736
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4%	33.18%	2020	1,697	153	1,697	110
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	30.57%	2023	2,000	119	2,000	80
December	2015		$1,400	(2) (6)	Class XLIV	BADLAR plus 4.75%	36.62%	2018	—	1,424	—	1,422
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6%	33.91%	2021	1,350	149	1,350	114
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	28,798	666	18,599	430
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	1,320	22	852	14
April	2016		$535	(2) (6)	Class XLlX	BADLAR plus 6%	33.94%	2020	535	37	535	31
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4%	26.56%	2020	11,247	679	11,248	651
September	2016	CHF	300	(2) (6)	Class Ll	Fixed	3.75%	2019	8,722	245	5,731	54
May	2017		$4,602	(2) (6) (8)	Clase LlI	Fixed	16.50%	2022	4,602	110	4,602	110
July and December	2017	US$	1,000	(2) (6)	Clase LlII	Fixed	6.95%	2027	29,139	903	18,889	445
December	2017	US$	750	(2) (6)	Clase LlV	Fixed	7.00%	2047	21,334	61	13,846	44
Metrogas
January	2013	US$	177		Series A-L	Fixed	—	—	—	—	—	3,076
January	2013	US$	18		Series A-U	Fixed	—	—	—	—	—	256

									204,385	26,093	144,326	20,828

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of June 30, 2018.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

17.	LOANS (Cont.)

On February 8, 2018, Metrogas entered into an unsecured loan with (i) Industrial and Commercial Bank of China Limited - Dubai Branch and (ii) Itaú Unibanco - New York Branch (“financial creditors”), for the amount of US$ 250 million for a term of 36 months and payable in 9 quarterly installments as from month 12 from the disbursement date (the “Loan”).

The Loan includes (i) an interest payable on a quarterly basis at a LIBOR rate plus an annual nominal margin of (a) 3.00% for the first 12 months; (b) 3.50% from month 13 to month 18; (c) 3.75% from month 19 to month 24; and (d) 4.00% from month 25 to maturity.

On February 27, 2018, Metrogas used the funds, mainly, to redeem all NO at a redemption price equal to 100% of the capital amount of the NO to redeem, plus interest accrued and due, and all other amounts pending to the redemption date.

According to the terms and conditions of the loan, Metrogas must meet a series of financial commitments generally set forth for this type of transactions, including certain restrictions which, among others, and in general terms, are listed below:

a)

Indebtedness: Metrogas (or its subsidiaries) will not allow to incur, assume or secure any debt, except in indebtedness cases due to refinancing to keep its current financial debt or when the indebtedness is not above U$S 50 million, among others.

b)

Restricted payments: Metrogas may not make any restricted payments, considering, among others, the payment of dividends, except the PEN has given final approval of the License Renegotiation Agreement. In turn, during the fiscal year ended on December 31, 2018, the amount to pay due to dividends may not exceed 10% of the net result for this year, and 60% for the following years; and also the Debt/EBITDA indicator shall not be higher than twice the EBITDA.

c)

Financial indicators: Metrogas shall keep an Interest Hedge indicator, this being EBITDA/finance interest indicator higher than 3.00; the Debt/EBITDA indicator may not be higher than 3.00 until June 30, 2018, and higher than 2.50 from that date until the contract maturity date; Metrogas’ shareholders’ equity at each quarterly closing until September 30, 2018 may not be lower than 8,000, from that date until September 30, 2019 it may not be lower than 9,200, from that date until September 30, 2020, it may not be lower than 10,120 and, from that date until the end of the contract, it may not be lower than 11,132.

Under the original terms and conditions of the Loan Agreement, some of the financial indicators of paragraph c) were not achieved as of June 30, 2018, which might have accelerated the maturity dates of the financial assets.

Notwithstanding the above, on June 30, 2018, the financial creditors formally provided a waiver in respect of Metrogas’ compliance with said financial indicators.

Due to YPF’s commitments, the Company has analyzed Metrogas’ aforementioned situation and has determined that it has no impact on its obligations.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

18.	OTHER LIABILITIES

	June 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	266	457	179	342
Liabilities for contractual claims(1)	120	28	90	2,008
Miscellaneous	26	214	8	33

	412	699	277	2,383

(1)	See Note 14 to the annual consolidated financial statements.

19.	ACCOUNTS PAYABLE

	June 30, 2018		December 31, 2017
	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	142	59,859	168	44,520
Guarantee deposits	21	451	17	441
Payables with partners of JO and consortia	—	72	—	122
Customer advances	—	1,583	—	—
Miscellaneous	11	938	—	828

	174	62,903	185	45,911

(1)	See Note 31 for information about related parties.

20.	REVENUES

	For the six-month period ended June 30,
	2018	2017
Sales of goods and services	168,943	113,400
Government incentives (1)	5,737	7,901
Turnover tax	(5,823)	(4,136)

	168,857	117,165

(1)	See Note 31.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

The nature and effect of the initial implementation of IFRS 15 on the Group’s condensed interim consolidated financial statements are described in Note 2.b.

•	Breakdown of revenues

•	Type of good or service

	For the six-month period ended June 30, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	51,134	—	—	51,134
Gasolines	—	39,050	—	—	39,050
Natural Gas(1)	36	369	32,507	—	32,912
Crude Oil	—	1,093	—	—	1,093
Jet fuel	—	8,591	—	—	8,591
Lubricants and by-products	—	3,662	—	—	3,662
Liquefied Petroleum Gas	—	5,041	—	—	5,041
Fuel oil	—	1,202	—	—	1,202
Petrochemicals	—	6,350	—	—	6,350
Fertilizers	—	1,119	—	—	1,119
Flours, oils and grains	—	3,940	—	—	3,940
Asphalts	—	1,953	—	—	1,953
Goods for resale at service stations	—	1,300	—	—	1,300
Income from services	—	—	—	692	692
Income from construction contracts	—	—	—	1,036	1,036
Virgin Naphtha	—	1,654	—	—	1,654
Petroleum coke	—	2,351	—	—	2,351
Other goods and services	697	1,195	3,158	813	5,863

	733	130,004	35,665	2,541	168,943

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

20.	REVENUES (Cont.)

	For the six-month period ended June 30, 2017
	Upstream	Downstream	Gas and Energy	Corporation and Others	Total
Gas oil	—	35,366	—	—	35,366
Gasolines	—	27,075	—	—	27,075
Natural Gas (1)	—	326	20,249	—	20,575
Crude Oil	—	492	—	—	492
Jet fuel	—	4,869	—	—	4,869
Lubricants and by-products	—	2,649	—	—	2,649
Liquefied Petroleum Gas	—	3,060	—	—	3,060
Fuel oil	—	3,638	—	—	3,638
Petrochemicals	—	3,845	—	—	3,845
Fertilizers	—	213	—	—	213
Flours, oils and grains	—	2,690	—	—	2,690
Asphalts	—	1,278	—	—	1,278
Goods for resale at service stations	—	1,153	—	—	1,153
Income from services	—	—	—	166	166
Income from construction contracts	—	—	—	826	826
Virgin Naphtha	—	533	—	—	533
Petroleum coke	—	627	—	—	627
Other goods and services	244	1,570	2,194	337	4,345

	244	89,384	22,443	1,329	113,400

(1)	Includes 25,712 and 15,451 corresponding to sales of natural gas produced by the Company for the six-month period ended June 30, 2018 and 2017, respectively.

•	Sales Channels

	For the six-month period ended June 30, 2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Service Stations	—	66,675	—	—	66,675
Power Plants	—	93	8,631	—	8,724
Distribution Companies	—	—	4,812	—	4,812
Retail distribution of natural gas	—	—	8,748	—	8,748
Industries, transport and aviation	36	26,488	10,316	—	36,840
Agriculture	—	14,324	—	—	14,324
Petrochemical industry	—	7,524	—	—	7,524
Trading	—	6,880	—	—	6,880
Oil Companies	—	4,278	—	—	4,278
Commercialization of liquefied petroleum gas	—	2,021	—	—	2,021
Other sales channels	697	1,721	3,158	2,541	8,117

	733	130,004	35,665	2,541	168,943

	For the six-month period ended June 30, 2017
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Service Stations	—	47,816	—	—	47,816
Power Plants	—	3,001	6,256	—	9,257
Distribution Companies	—	—	2,498	—	2,498
Retail distribution of natural gas	—	—	5,145	—	5,145
Industries, transport and aviation	—	16,170	6,350	—	22,520
Agriculture	—	9,326	—	—	9,326
Petrochemical industry	—	4,889	—	—	4,889
Trading	—	3,254	—	—	3,254
Oil Companies	—	2,125	—	—	2,125
Commercialization of liquefied petroleum gas	—	1,342	—	—	1,342
Other sales channels	244	1,461	2,194	1,329	5,228

	244	89,384	22,443	1,329	113,400

•	Target Market

Sales contracts in the domestic market resulted in 151,302 and 104,062 for the six-month period ended June 30, 2018 and 2017, respectively.

Sales contracts in the international market resulted in 17,641 and 9,338 for the six-month period ended June 30, 2018 and 2017, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

20.	REVENUES (Cont.)

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	June 30, 2018		December 31, 2017
	Non-current	Current	Non-current	Current
Credits for contracts included in Trade Receivables	1,792	41,662	2,210	27,339
Contract assets	—	296	—	142
Contract liabilities	1,904	1,977	1,470	1,460

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

During the six-month period ended on June 30, 2018, the Group has recognized 1,242 in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

21.	COSTS

	For the six-month period ended June 30,
	2018	2017
Inventories at beginning of year	27,149	21,808	(1)
Purchases	44,985	29,299
Production costs(2)	99,464	67,373
Translation effect	14,709	914
Inventories at end of the period	(40,903)	(23,921	)(1)

	145,404	95,473

(1)	Reclassifications of 12 and 110 have been made in accordance with the change in the accounting policy described in detail in Note 2.b.
(2)	See Note 22.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

22.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” rows. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the six-month period ended June 30, 2018 and 2017:

	For the six-month period ended June 30, 2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	7,357	2,105		1,084		126	10,672
Fees and compensation for services	655	1,414	(2)	360		11	2,440
Other personnel expenses	2,217	223		102		22	2,564
Taxes, charges and contributions	1,409	104		2,243	(1)	—	3,756
Royalties, easements and canons	13,383	—		23		26	13,432
Insurance	484	33		49		—	566
Rental of real estate and equipment	3,520	7		347		22	3,896
Survey expenses	—	—		—		204	204
Depreciation of property, plant and equipment	40,186	461		756		—	41,403
Amortization of intangible assets	487	63		11		—	561
Industrial inputs, consumable materials and supplies	3,895	15		67		10	3,987
Operation services and other service contracts	6,734	154		497		—	7,385
Preservation, repair and maintenance	12,025	249		368		26	12,668
Unproductive exploratory drillings	—	—		—		210	210
Transportation, products and charges	4,983	—		3,835		—	8,818
Provision for doubtful trade receivables	—	—		192		—	192
Publicity and advertising expenses	—	281		345		—	626
Fuel, gas, energy and miscellaneous	2,129	196		792		130	3,247

	99,464	5,305		11,071		787	116,627

(1)	Includes approximately 903 corresponding to export withholdings.
(2)

Includes 37 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 48.8 corresponding to fiscal year 2017 and to approve the approximate sum of 62 as fees for such fees and remunerations for the fiscal year 2018.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 237.

	For the six-month period ended June 30, 2017
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	5,782	1,581		924		183	8,470
Fees and compensation for services	486	969	(2)	254		6	1,715
Other personnel expenses	1,598	165		98		29	1,890
Taxes, charges and contributions	1,088	136		1,868	(1)	—	3,092
Royalties, easements and canons	8,181	—		14		15	8,210
Insurance	401	26		38		—	465
Rental of real estate and equipment	2,725	8		235		—	2,968
Survey expenses	—	—		—		142	142
Depreciation of property, plant and equipment	22,925	292		519		—	23,736
Amortization of intangible assets	313	57		13		—	383
Industrial inputs, consumable materials and supplies	2,574	10		50		7	2,641
Operation services and other service contracts	6,088	123		370		85	6,666
Preservation, repair and maintenance	8,769	161		223		40	9,193
Unproductive exploratory drillings	—	—		—		907	907
Transportation, products and charges	3,970	5		2,783		—	6,758
Provision for doubtful trade receivables	—	—		31		—	31
Publicity and advertising expenses	10	150		181		—	341
Fuel, gas, energy and miscellaneous	2,463	108		495		12	3,078

	67,373	3,791		8,096		1,426	80,686

(1)	Includes approximately 708 corresponding to export withholdings.
(2)

Includes 25 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account for such fees and remunerations for the fiscal year 2017, the approximate sum of 48.8.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 192.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

23.	OTHER NET OPERATING RESULTS

	For the six-month period ended June 30,
	2018	2017
Result of companies’ revaluation(1)	11,980	—
Result for sale of participation in areas(2)	1,451	—
Lawsuits	(1,094)	(526)
Construction incentive(3)	—	150
Miscellaneous	473	(26)

	12,810	(402)

(1)	See Note 4.
(2)	See Note 29.a.
(3)	See Note 31.

24.	NET FINANCIAL RESULTS

	For the six-month period ended June 30,
	2018	2017
Financial income
Interest income	767	592
Exchange differences	53,047	4,021
Financial accretion	211	—

Total financial income	54,025	4,613

Financial loss
Interest loss	(11,359)	(8,304)
Exchange differences	(18,056)	(1,755)
Financial accretion	(3,834)	(1,509)

Total financial costs	(33,249)	(11,568)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,722	733
Gains on derivative financial instruments	447	—

Total other financial results	2,169	733

Total net financial results	22,945	(6,222)

25.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of June 30, 2018 and December 31, 2017, and expenses for the six-month period ended on June 30, 2018 and 2017 of JO and other agreements are as follows:

	June 30, 2018	December 31, 2017
Noncurrent assets(1)	100,913	66,887
Current assets	2,807	2,417

Total assets	103,720	69,304

Noncurrent liabilities	9,331	5,876
Current liabilities	8,428	5,524

Total liabilities	17,759	11,400

	For the six-month period ended June 30,
	2018	2017
Production Cost	17,584	9,585
Exploration expenses	27	699

(1)	Does not include impairment of property, plant and equipment since such impairment is recorded by the participating partners of the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

26.	SHAREHOLDERS’ EQUITY

As of June 30, 2018, the Company’s subscribed capital is 3,921 and the treasury shares are 12, represented by 393,312,793 ordinary, book-entry shares and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2018, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s exploitation and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General and Extraordinary Shareholders’ Meeting was held on April 27, 2018 and approved the financial statements of YPF for the fiscal year ended December 31, 2017 and approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 120 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 11,020 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 1,200 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Shareholders’ Meeting at which the financial statements closed as of December 31, 2018 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

27.	EARNINGS PER SHARE

The following table shows the net profit and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the six-month period ended on June 30,
	2018	2017
Net profit	8,060	237
Average number of shares outstanding	392,123,358	392,957,660
Basic and diluted earnings per share	20.55	0.60

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

28.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 28 to the annual consolidated financial statements.

28.a)	Contingent Liabilities

The news for the six-month period ended on June 30, 2018 are described below:

28.a.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

In relation to the judicial claims initiated by ASSUPA against concession companies in the Austral Basin areas, dated June 1, 2018, the Argentine Government answered the third party summons sought by the plaintiff, and requested dismissal thereof.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

28.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

28.a.2) Fiscal claims

Controversy on cost deduction due to well abandonment

On June 15, 2018, YPF was notified of the start of a determination process corresponding to fiscal year 2010 by means of Resolution No 53/2018, which dismissed the Company’s presentation. Such resolution was appealed before the Federal Tax Court on July 10, 2018.

Additionally, on July 24, 2018, the AFIP initiated an audit corresponding to the fiscal year 2017.

•	Controversy due to customs duties

On April 18, 2018, the Company was notified of the judgement rendered by the Federal Appeals’ Court No. IV which ruled that the fines imposed by the customs authority of Neuquén were condoned, due to the fact that there were no export duties and that the fine under section 954 c) of the Customs Code was applicable, instead. The Federal Appeal Court IV pointed out that, since export duties or exchange controls are no longer applicable, the discussion had become exclusively a formal matter and, therefore, the benefit provided for in section 56 of Act No. 27,260 was applicable. The Customs authority filed an extraordinary appeal before CSJN.

29.	CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 29 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2018 are described below:

29.a) Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the six-month period ended June 30, 2018, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of gas and crude oil by YPF for 4,952. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of June 30, 2018 is 2,492.

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro Areas

Once the agreements have been finalized and the corresponding conditions have been fulfilled, the equity interests of YPF are as follows:

(i)	In the APE area, the interest of YPF is 22.50%

(ii)	In the APO area, the interest of YPF is 30%

(iii)	In the ACA area, the interest of YPF is 30%

Consequently, the Group has recorded a profit of 1,167 included in the item “Other net operating results”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

29.	CONTRACTUAL COMMITMENTS (Cont.)

•	Assignment agreement of the Cerro Bandera area

On April 27, 2018, the Executive Power of the Province of Neuquén issued Decree No. 525/18 which authorized the assignment of 100% of the exploitation concession in respect of Cerro Bandera provided for in the assignment agreement.

Based on the above, the Group has recorded a profit of 284 included in the item “Other net operating results”.

30.	MAIN REGULATIONS AND OTHERS

Main regulations and others are described in Note 30 to the annual consolidated financial statements. Updates for the six-month period ended June 30, 2018 are described below:

30.a) Regulatory requirements of liquid hydrocarbon

Agreement of fuel prices and local crude oil

On May 8, 2018, the MINEM and the refining companies (among them, YPF) entered into a price stabilization agreement with a compensatory account, whereby the refining companies undertook not to modify fuel prices (net of taxes) in force as of such date during the months of May and June, in order to benefit the general economic interest which, in turn, would have potential effects on the Company.

Moreover, the agreement included the creation of a compensatory account which incorporated the distortion in prices in terms of international reference prices accrued as of the date of the agreement, together with the adjustments resulting from additional cost variations (crude oil, exchange rate and biofuel price) which would not be transferred to prices during the months of May and June. The agreement set forth that such compensatory account would be transferred to the market through price increases during the second semester or, otherwise, the MINEM undertook the commitment to find mechanisms so that the refining companies may recover such difference.

On June 1, 2018, the MINEM and the refining companies (among them YPF) entered into a supplementary agreement that considered to establish a Brent reference price for crude oil purchases among refining and producing companies for the months of May (66 US$/bbl), June (67 US$/bbl) and July (68 US$/bbl), 2018, and an increase in final prices of gasolines and gasoil of up to 5% and 4.5%, respectively, as from June 2, 2018, which included the variation in the liquid fuel tax, the carbon dioxide tax and the prices of biofuel prevailing as from that date. Additionally, an increase in an amount of up to 3% in the consumer prices of fuels, net of any variation in taxes, was expected to take place during the month of July.

On June 29, 2018, in face of the volatility and significant change in the variables that were the basis for the agreements above mentioned, YPF informed the MINEM on the decision to implement as from July 1, 2018, the applicable commercial policies according to the changes in the variables stated above, both for determination of sales prices of its products and of those for the purchase of crude oil, in accordance with the evolution of the general business environment and the evolution of customers in particular, consistent with the regulatory framework and current provisions. Consequently, the aforementioned agreements have ceased to be in force for YPF as from June 30, 2018; however, the Company has submitted the resulting amounts in the compensatory account to the relevant authorities, which represent contingent rights as of the date of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30.	MAIN REGULATIONS AND OTHERS (Cont.)

30.b) Regulatory natural gas requirements

•	Winter consumption financing program

On March 27, 2018, a memorandum of intent was signed with ENARGAS, natural gas producers, distribution and transportation companies in order to commit efforts aimed at the development of a natural gas winter consumption financing program jointly with the subscribing parties.

On June 12, 2018, ENARGAS Resolution No 97/2018 was published in the Official Gazette, which sets forth the Natural Gas Winter Consumption Financing Program (the “Program”). Adherence to the Program by beneficiary users is optional and voluntary. In accordance with the terms of the Program, the residential and commercial consumers of natural gas full service may hereunder finance payment of 25% of the invoices issued between July 1 and October 31, 2018. The interest rate applicable to this option will be the BNA deposit rate for electronic means for the non-financial private sector for 30-day deposits for the month prior to the one being invoiced. Accrued financing and interest thereon shall be recovered through the regular invoices issued after November 1, 2018, and for three succeeding consecutive periods for bimonthly customers and for six consecutive periods for monthly customers. Financing will involve each of the activity segments (gas, transport and distribution), and it is exceptional for the winter of 2018.

•	Mechanisms for allocation of natural gas demand

Transport and distribution systems

On June 29, 2018, ENARGAS Resolution No. 124/2018 was published in the Official Gazette which (i) approves the amended and restated internal regulations for dispatch centers as from June 30, 2018; (ii) derogates ENARGAS Resolutions No. I-1410/10, I-3833/16 and I-4502/17; (iii) sets forth its presumption that there are no observations by ENARGAS to the proposed rescheduling made by the Transportation companies if there is no communication to the contrary within 1 hour after it has been requested; and (iv) sets forth that the Temporary Procedure for Shipment Management in the Emergency Executive Committee shall be applicable during the winter of 2018.

Amendment to Basic Rules for the Distribution License

On March 28, 2018, MINEM Resolution No. 91/2018 was published in the Official Gazette. Such resolution unifies the terms for the adjustment due to variations in prices of the purchased gas or seasonal adjustment and the six-month adjustment of tariffs, providing that once the Transition period has elapsed, adjustments shall be seasonal, for the periods between April 1 to September 30 of each year, and between October 1 and March 31 of the following year.

Reduction for social tariff users

On May 23, 2018, MINEM Resolution 218/2018 was published in the Official Gazette (later instrumented by ENARGAS by means of Resolution No. 86/2018) which provides for suspension of the reduction criteria application for social tariff users set forth in Resolution No. 474/2017 for consumptions made in May and June 2018. For invoicing such consumption, the social tariff regime within the scope provided for in MINEM Resolution No. 28/2016 shall be applicable, to which end the 100% reduction of the natural gas price these users consume should be considered.

New maximum prices at the TSEP, per natural gas basin of origin, to be used in generation of electric power

On August 1, 2018, MINEM Resolution 46/2018 was published in the Official Gazette, which instructed the Under-Secretariat of Electric Energy to take the necessary measures for CAMMESA to implement competitive mechanisms aimed at securing the availability of gas for the production of electric energy, and established new maximum prices (20% lower than the then current prices) for natural gas at the TSEP, for each basin of origin, to be applied in order to estimate the cost of the natural gas volumes to be used in the production of electricity to be marketed on the WEM , or, generally, to be used in the provision of the electric power public distribution service from August 1, 2018.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30.	MAIN REGULATIONS AND OTHERS (Cont.)

30.b) Regulatory natural gas requirements

•	Trust Fund to finance imports of natural gas

In April 2018 and regarding “Decree 2067/08” on tariff charges, the Federal Administrative Court No 11 passed judgement on the Unconstitutionality action filed by Mega (for the period after the Budget Act for 2013 No 26,784), which admitted the complaint and declared the Unconstitutionality, regarding Mega, of sections 53 and 54 of the law referred to above. Such first instance judgement took effect since it was not appealed by the Argentine Government.

30.c) Natural gas production incentive programs

•	Stimulus Program for Investment in Natural Gas Production Developments from Unconventional Wells

On January 23, 2018 MINEM Resolution No 12-E/2018 was published in the Official Gazette modifying Resolution 46-E/2017, which:

(i) makes incentives applicable to adjacent concessions which are operated in a unified manner and meet the following requirements: having a common investment plan; being operated jointly by using, substantially, the same surface facilities; in case of co-ownership, all concessions having the same share and any share assignment being carried out jointly and simultaneously by all shares.

(ii) adjusts the payment date of the first compensation under the Program and, correlatively, makes the corresponding reviews related to the initial interim payment, setting forth that, for the requests filed until January 31, 2018, it shall be the one corresponding to January 2018, and for requests filed after January 31, 2018, it shall be the one corresponding to the month in which the request to be included in the Program has been filed.

•	Natural Gas Surplus Injection Stimulus Program

On April 3, 2018, MINEM Resolution No. 97/2018 was published in the Official Gazette approving the procedure (the “Procedure”) for the cancellation of compensations pending settlement and/or payment under the Natural Gas Surplus Injection Stimulus Program, Natural Gas Surplus Injection Stimulus Program for Companies with Reduced Injection and the Stimulus Program for New Natural Gas Projects, to which the beneficiary companies may adhere.

Each company may choose to receive compensation under the approved procedure stating its accession within 20 business days from the publication of the resolution. It is required that the company waive any rights, actions, remedies, appeals, and claims, either administrative and/or judicial, based on the Program, except for: i) the objection to the administrative acts that determine the relevant compensation according to the Procedure; and ii) the failure to comply with the payments provided for under the Procedure for a minimum amount of 3 installments, at the option of each beneficiary Company.

The debt amount will be determined as follows: 85% of the dollar amount will be calculated according to the exchange rate at the time of the injection (“Program exchange rate”) and 15% of the dollar amount but devalued (multiplied by the quotient between the Program exchange rate and the exchange rate corresponding to the payment dates of the compensation resolutions already issued or the date of publication of Resolution 97/2018, as applicable). The debt will begin to be canceled as of January 2019 in 30 monthly and consecutive installments, in Pesos, at the monthly average reference rate set forth in the Communication A 3500 of the BCRA (Wholesale) of the month preceding each installment.

On May 3, 2018, the Group adhered to the aforementioned Procedure.

As a consequence of the foregoing, the Group recorded a gain of 804 included in the item “Net financial results”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30.	MAIN REGULATIONS AND OTHERS (Cont.)

30.d) Regulatory requirements applicable to natural gas distribution

•	Tariff Renegotiation

Memorandum of Agreement for the Adoption of the Natural Gas Distribution License Agreement (“Memorandum of Agreement”)

On March 28, 2018, Decree No 252/2018 was published in the Official Gazette whereby the PEN ratifies the Memorandum of Agreement entered into by MINEM, the Ministry of Economy and Metrogas.

Temporary Agreement 2017

On March 28, 2018, ENARGAS Resolution No. 300/2018 was published in the Official Gazette declaring the Public Hearing No. 94 valid and approving the final tariff charts applicable as from April 1, 2018.

•	Note from ENARGAS regarding the interest of YPF in Metrogas

On April 5, 2018, ENARGAS rejected the reconsideration petition filed by YPF on March 30, 2017. ENARGAS decision was notified to YPF on April 6, 2018 by means of ENARGAS Resolution No. 313/2018.

YPF requested examination of the proceedings, which has not yet been granted by ENARGAS, the term to file an appeal being suspended.

•	Terms and conditions to natural gas distribution by network

Because of the changes in the exchange parity, the Company received notices from natural gas distributors requesting meetings to renegotiate and adjust the sale prices, posing different resolution situations.

As of the date of issuance of these condensed interim consolidated financial statements, YPF is analyzing the actions to follow.

30.e) Regulatory requirements of the liquefied petroleum gas industry

•	Reference prices for the marketing chain of butane gas

Regulation No. 5 of the Undersecretariat of Hydrocarbon Resources was published on March 28, 2018, which established new maximum reference prices for the commercialization of butane for the sale of bottled LPG, effective as of April 1, 2018.

30.f) Fiscal regulations

•	Acts No. 27,430 and No. 27,432 of the Tax Reform

•	Tax on banking debits and credits

On May 7, 2018, by means of Decree No. 409/2018, the PEN provided that 33% of the amounts debited from the tax may be computed both for account credits and debits.

30.g) Operation of Oil Combustibles S.A. (“Oil”)

Following the determination of Oil’s bankruptcy on May 11, 2018 by means of a resolution dated June 1, 2018, the intervening judge decided to grant YPF and Destilería Argentina de Petróleo S.A. (“DAPSA”) the management of Oil to in accordance with the terms of the offer presented by both companies, pursuant to which YPF and DAPSA will be entitled for a two-month period to use the logistic assets (docks and fuel storage tanks located in the Oil River Terminal on the Paraná River), to exclusively and directly supply fuel to the entire network of Oil service stations by DAPSA, and to match the best purchase offer made by a third party, whether for the whole or a part of Oil’s facilities, and for the exclusive supply of Oil’s commercial network as part of the liquidation process of Oil’s assets.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

30.	MAIN REGULATIONS AND OTHER (Cont.)

On July 27, 2018, YPF and DAPSA filed a brief stating that they were able to continue the management for two additional months under certain conditions. The Judge served notice to the bankruptcy trustee requesting a decision on this issue. This request was received by the Court and at present negotiations are underway regarding the amount to be paid by YPF and DAPSA for the aforementioned rights of use.

Also, the Court maintains September 14, 2018 as the date for the opening of bids for the purchase of Oil’s industrial assets by the interested parties.

30.h) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 10 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 13 Trade receivables Note 12 Other receivables Note 10 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 15 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 21 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 33 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Likewise, in accordance with Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 21,952,955 Units of Compass Ahorro - Class B Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of June 30, 2018, being 66.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of June 30, 2018 and December 31, 2017 and transactions with the mentioned parties for the six-month period ended June 30, 2018 and 2017.

	June 30, 2018			December 31, 2017
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	11	428	258	107	239	215
MEGA	306	1,740	97	—	925	149
Refinor	—	439	52	—	224	8
Bizoy S.A.	8	—	—	5	—	—
Y-GEN I	7	—	20	57	—	—
Y-GEN II	—	—	—	22	—	—
YPF EE (1)	1,076	1,115	194	—	—	—
Petrofaro S.A.	—	43	88	—	35	51

	1,408	3,765	709	191	1,423	423

Associates:
CDS	—	123	—	—	122	—
YPF Gas	547	350	50	589	230	15
Oldelval	—	26	286	—	—	131
Termap	—	—	95	—	—	52
OTA	2	2	8	—	—	5
OTC	7	—	—	5	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	69	4	—	19
Oiltanking	—	—	118	—	—	96
Gas Austral S.A.	2	26	—	2	7	—

	562	527	626	600	359	318

	1,970	4,292	1,335	791	1,782	741

	For the six-month period ended June 30,
	2018			2017
	Revenues	Purchases and services	Net interest gain (loss)	Revenues	Purchases and services	Net interest gain (loss)
Joint ventures:
Profertil	1,015	433	—	438	212	—
MEGA	3,128	248	—	1,984	160	—
Refinor	1,054	115	—	394	166	10
Y-GEN I	4	—	—	17	—	—
Y-GEN II	—	—	—	18	—	—
YPF EE (1)(2)	574	377	28	—	—	—
Petrofaro S.A.	30	71	—	29	28	—

	5,805	1,244	28	2,880	566	10

Associates:
CDS	103	—	—	40	—	—
YPF Gas	683	23	68	398	23	18
Oldelval	25	450	—	—	241	—
Termap	—	258	—	—	172	—
OTA	—	16	—	—	11	—
Gasoducto del Pacífico (Argentina) S.A.	—	138	—	—	94	—
Oiltanking	1	274	—	—	181	—
Gas Austral S.A.	72	—	—	—	—	—

	884	1,159	68	438	722	18

	6,689	2,403	96	3,318	1,288	28

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. See Note 4.
(2)	Includes transactions following the loss of control over YPF EE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that the Group is the main energy company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, the following are the most important of the above mentioned major transactions:

		Balances		Transactions
		Credits / (Liabilities)		Income / (Costs)
		June 30, 2018	December 31, 2017	For the six-month period ended June 30,
Customers / Suppliers	Ref.			2018	2017
MINEM	(1)(14)	20,558	13,417	—	5,325
MINEM	(2)(14)	1,216	—	1,422	—
MINEM	(3)(14)	87	190	117	74
MINEM	(4)(14)	219	162	51	59
MINEM	(5)(14)	515	—	912	—
Ministry of Transport	(6)(14)	2,605	840	3,235	2,443
Secretariat of Industry	(7)(14)	—	24	—	150
CAMMESA	(8)	4,107	4,444	9,457	9,549
CAMMESA	(9)	(532)	(316)	(1,422)	(909)
ENARSA	(10)	2,897	698	3,576	1,485
ENARSA	(11)	(728)	(1,591)	(223)	(88)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(12)	1,405	946	2,906	1,878
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(13)	—	—	(23)	(16)

(1)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits from the Program to Encourage Investments in the Development of Natural Gas Production from Unconventional Reservoirs
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the bottle-to-bottle program.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)	The compensation for providing gas oil to public transport of passengers at a differential price.
(7)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(8)	The provision of fuel oil and natural gas, and electric power generation corresponding to YPF EE until the date of loss of control by YPF.
(9)	Purchases of energy.
(10)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(11)	The purchase of natural gas and crude oil.
(12)	The provision of jet fuel.
(13)	The purchase of miles for the YPF Serviclub program
(14)	Income recognized under the guidelines of IAS 20

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 17 to this condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a to the annual consolidated financial statements.

In addition, the Group holds BONAR 2020 (see Note 6 to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron Corporation subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 29.b to the annual consolidated financial statements and see Note 29.a to this condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

31.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the six-month period ended June 30, 2018 and 2017:

	For the six-month period ended June 30,
	2018 (1)	2017(1)
Short-term employee benefits (2)	162	108
Share-based benefits	17	21
Post-retirement benefits	6	5
Termination benefits	—	12

	185	146

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned period.
(2)	Does not include Social Security contributions of 32 and 20 for the six-month period ended June 30, 2018 and 2017, respectively.

32.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan resulted in approximately 31 and 41 for the six-month period ended June 30, 2018 and 2017, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 917 and 865 for the six-month period ended June 30, 2018 and 2017, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 126 and 70 for the six-month period ended June 30, 2018 and 2017, respectively.

During the six-month periods ended on June 30, 2018 and 2017, the Company has repurchased 250,795 and 263,298 of its own shares for an amount of 120 and 100, respectively, to comply with the share-based benefits plans mentioned in Note 2.b.10.iii) to the annual consolidated financial statements. The cost of such repurchase appears in the shareholders’ equity under the name “Acquisition cost of treasury shares”, while the nominal value and its adjustment from the monetary re-expression carried out according to the Previous Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the accounts “Treasury shares” and “Adjustment to treasury shares”, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

33.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	June 30, 2018			December 31, 2017
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. Dollar	10	28.75	288	2	18.55	37
Trade receivables
U.S. Dollar	610	28.75	17,538	2	18.55	37

Total noncurrent assets			17,826			74

Current assets
Trade receivables
U.S. Dollar	915	28.75	26,306	380	18.55	7,049
Chilean peso	12,373	0.04	495	9,836	0.03	295
Other receivables
U.S. Dollar	241	28.75	6,929	165	18.55	3,061
Euro	—	—	—	5	22.28	111
Chilean peso	5,210	0.04	208	4,303	0.03	129
Swiss franc	—	—	—	3	19.04	57
Investments in financial assets
U.S. Dollar	395	28.75	11,346	697	18.55	12,936
Cash and cash equivalents
U.S. Dollar	1,136	28.75	32,660	526	18.55	9,757
Chilean peso	702	0.04	28	898	0.03	27

Total current assets			77,972			33,422

Total assets			95,798			33,496

Noncurrent liabilities
Provisions
U.S. Dollar	2,687	28.85	77,520	2,909	18.65	54,253
Loans
U.S. Dollar	6,398	28,85	184,574	6,200	18.65	115,628
Swiss franc	300	29.12	8,722	300	19.13	5,731
Other liabilities
U.S. Dollar	13	28.85	386	14	18.65	269
Accounts payable
U.S. Dollar	4	28.85	115	4	18.65	75

Total noncurrent liabilities			271,317			175,956

Current liabilities
Provisions
U.S. Dollar	63	28.85	1,818	57	18.65	1,063
Taxes payable
Chilean peso	1,640	0.04	66	1,524	0.03	46
Loans
U.S. Dollar	1,621	28.85	46,770	1,647	18.65	30,725
Swiss franc	8	29.12	245	3	19.13	54
Salaries and social security
U.S. Dollar	6	28.85	173	6	18.65	112
Chilean peso	163	0.04	7	247	0.03	7
Other liabilities
U.S. Dollar	16	28.85	462	125	18.65	2,331
Accounts payable
U.S. Dollar	1,176	28.85	33,928	1,149	18.65	21,429
Euro	17	33.73	573	18	22.45	404
Chilean peso	1,635	0.04	65	1,826	0.03	55
Swiss franc	—	—	—	3	19.13	57
Yen	12	0.29	4	19	0.17	3

Total current liabilities			84,111			56,286

Total liabilities			355,428			232,242

(1)	Exchange rate in force at June 30, 2018 and December 31, 2017 according to Banco Nación Argentina.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

34.	SUBSEQUENT EVENTS

•	Claim of the of Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”)

The subsidiaries YPF Holdings and CLH Holdings, Inc. received notice of a lawsuit filed by the Liquidating Trust, which asserts alleged damages in an amount up to US$ 14,000 million, principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago. The lawsuit was filed before the United States Bankruptcy Court for the District of Delaware. YPF Holdings and CLH Holdings, Inc. will dispute such allegations and claims and will interpose all the necessary legal remedies and will exercise all defensive measures in accordance with the applicable legal procedure in order to defend themselves and their rights.

The lawsuit filed by the Liquidating Trust also asserts claims against YPF and YPF International, as well as against other non-affiliated companies of YPF. Although notice of the lawsuit has purportedly been sent to YPF and YPF International, YPF is currently reviewing the validity of the alleged service. If they are validly served with the lawsuit, YPF and YPF International will also dispute the allegations and claims in the lawsuit and will interpose the necessary legal remedies and will exercise the defensive measures in accordance with the applicable legal procedure in order to defend themselves and their rights.

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. companies (collectively, “Petersen”)

On July 10, 2018, the United States Court of Appeal for the Second Circuit issued a resolution confirming the proceedings should be initiated in the United States, but without rendering an opinion as to the main claim made against YPF and the Argentine Republic. The Company and the Argentine Republic appealed such resolution on July 24, 2018 requesting reconsideration by the Appeal Court that ruled (“Panel rehearing”) or a review of the resolution by the Appeal Court as a whole (“Rehearing en banc”).

The Company strongly refutes the claims in the complaint, which it considers totally inadmissible, and will file the necessary legal actions and exercise all defense measures according to the applicable legal procedure in order to defend its rights.

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. companies (collectively, “Eton Park”)

The claim was temporarily on hold, pending the resolution of the Second Circuit of the United States on the Petersen case; however, after the resolution referred to in the preceding paragraph, Eton Park requested that procedural terms.be resumed. Likewise, YPF requested the Court to summon the parties to a hearing in order to agree on how the trial should proceed, proposing the answer to the complaint be filed within 45 days as from the final resolution in Petersen case. Such request has not yet been resolved.

On July 30, 2018, the Court ruled that the suspension of the process will stand for 10 days after the date of the Appeal Court’s resolution on the admissibility of the appeal in the Petersen Case, which resolution was issued on July 24, 2018.

The Company strongly refutes the claims in the complaint, which it considers totally inadmissible, and will file the necessary legal actions and exercise all defense measures according to the applicable legal procedure in order to defend its rights.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

•	Agreement for the development of Bandurria Sur area

On July 18, 2018, the Executive Power of the Province of Neuquén issued Decree No. 1020/18 authorizing the assignment of the share anticipated in the final agreements.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events, whose effect on the Group’s equity and business results as of June 30, 2018 or their disclosure in these condensed interim consolidated financial statements, if applicable, have not been considered in accordance with IFRS.

MIGUEL ANGEL GUTIERREZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 15, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer